PROSPECTUS SUPPLEMENT                     Filed pursuant to Rule 424(b)(3)
To Prospectus dated July 10, 1996                     Registration No.
333-6131


                       6,591,528 SHARES OF COMMON STOCK

                         COVER-ALL TECHNOLOGIES INC.
                            _____________________

      This Prospectus Supplement relates to the resale by the holders named herein (the "Selling Securityholders") of up to 2,673,458 shares of common stock, par value $0.01 per share (the "Common Stock"), of Cover-All Technologies Inc., a Delaware corporation (the "Company" or "Cover-All"). This Prospectus Supplement supplements and amends information contained under the captions "Selling Securityholders" and "Plan of Distribution" in the Prospectus dated July 10, 1996, as supplemented and amended to date (the "Prospectus").

     On September 30, 1998, Care Corporation Limited ("Care") borrowed a total of $560,000 from the persons and entities listed below as Selling Securityholders (other than Software Investments Limited ("SIL"), one of the Selling Securityholders under this Prospectus and an affiliate of Care). Pursuant to the Convertible Promissory Note issued by Care to each of these persons and entities, the holder of the note had the right to convert the principal and accrued and unpaid interest thereunder into shares of Common Stock, which would be transferred by Care or an affiliate of Care to the holder. The right to convert may be exercised any time beginning December 14, 1998, and continuing through September 30, 2000. The notes each bear interest at 9% per year, require quarterly payments of accrued and unpaid interest, and require payment of the principal balance on September 30, 2000, if not earlier converted.

      On December 13, 1999, each of the holders of the note exercised its right to convert all outstanding principal and accrued interest, a total of $622,161.00, into shares of Cover-All Common Stock. Because all shares of Cover-All Common Stock owned by Care are currently pledged to the Company, SIL has elected, on behalf of Care, to transfer shares it owns of Cover-All Common Stock to the converting noteholders (the "Transferees").

      To reflect these transfers and to update the Prospectus, this Prospectus Supplement amends and supplements (1) the Selling Securityholders table under the caption "Selling Securityholders" to reflect these transfers by adding each of the Transferees and amending and updating the entry for SIL to reflect the transfer of such shares, and (2) the information contained under the caption "Plan of Distribution" by deleting certain information added in the Prospectus Supplement, dated December 14, 1998, from the end of such section.

      This Prospectus Supplement does not contain complete information about the resale of the Common Stock by the Selling Securityholders. Additional information is contained in the Prospectus. Investors are urged to read both this Prospectus Supplement and the Prospectus in full. Sales of the Common Stock may not be consummated unless the investor has received both this Prospectus Supplement and the Prospectus.


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

      INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE CAPTION "RISK FACTORS," INCLUDING THE RISKS RELATING TO HISTORICAL AND ANTICIPATED OPERATING LOSSES AND NEGATIVE CASH FLOW, WHICH BEGINS ON PAGE 12 OF THE PROSPECTUS.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The date of this Prospectus Supplement is January 26, 2000.


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

The following table and related disclosure, which sets forth certain information with respect to each Selling Securityholder, amends and supplements the list contained in the Prospectus to (i) add each of the Transferees and (ii) amend and update the entry for SIL to reflect the transfer of the shares it owned of Cover-All common stock to the Transferees.

                           SELLING SECURITYHOLDERS

                                 COMMON                          COMMON
NAME OF                          STOCK OWNED          SHARES     STOCK OWNED
SELLING SECURITYHOLDER           PRIOR TO OFFERING    OFFERED    AFTER OFFERING
______________________           _________________    _______    ______________

Software Investments Limited (1)  1,795,116          1,795,116         0
Joseph A. Rosin                     313,694            313,694         0
Paradigm Group, L.L.C.              313,694            313,694         0
Randall S. Goulding                  15,685             15,685         0
Pochter Family Limited Partnership   50,975             50,975         0
Rodney Zech                           3,921              3,921         0
Jerome P. Seiden                     78,433             78,423         0
Marshall Katzman                     23,527             23,527         0
Horberg Trust                        78,423             78,423         0

_____________________

(1) The shares shown for Software Investments Limited include an aggregate of 106,152 shares issuable upon exercise of the Additional Warrants. See "Prospectus Summary-Recent Developments."


The Mirror Trust, a Jersey Discretionary Settlement, owns a majority interest in the issued capital of both SIL and Care. The ultimate beneficiaries of the Mirror Trust are the Johnston family interests, one of whom, Mark D.
Johnston, is the chairman of the board of directors of the Company. Mr. Johnston is an executive director of Care and SIL. In March 1997, Mark D. Johnston was appointed Chief Financial Officer of the Company on an interim basis and served in such a capacity until January 22, 1998. In November 1999, Mr. Johnston was appointed Chairman of the board of directors and Interim
Chief Executive Officer of the Company. Mr. Johnston remained the Chief Executive Officer until December 21, 1999. Mr. Johnston was paid approximately $58,000 for services and expenses in 1999.

Ian J. Meredith, a director of the Company, is also a director of Care. A company owned by a trust for the benefit of Mr. Meredith's children owns a minority interest in the issued capital of Care. Mr. Meredith has no ownership and exercises no control with respect to such company.

Earl Gallegos, a director of the Company, is also a principal shareholder of Earl Gallegos Management, LLC, which provides management consulting services to businesses. Earl Gallegos Management, LLC has been a consultant for Care Systems Corporation, a Delaware corporation and a Care affiliate ("CSC"), for the last two years with regard to project management in connection with CSC's contract for technology services to the Bureau of Workers' Compensation for the State of Ohio. Additionally, effective August 1, 1998, Earl Gallegos Management, LLC was requested to provide consulting services for the overall management of CARE Information Services, a division of Care. This engagement ended on February 10, 1999. Separately, pursuant to the Consulting Agreement, dated as of April 29, 1997, between the Company and Earl Gallegos Management, LLC, the Company engaged Mr. Gallegos as a consultant for the 10-month period


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

of March 1997 to January 1998. Under this Consulting Agreement, in March 1997, the Company granted Mr. Gallegos' firm 250,000 options to purchase the Company's common stock at $1.25 per share and granted Mr. Gallegos' firm a bonus of 250,000 options to purchase the Company's common stock at $1.25 per share in March 1997. The Company did not grant Mr. Gallegos' firm any options to purchase the Company's common stock in the 1998 fiscal year. Pursuant to a Consulting Agreement, dated as of October 26, 1998, between the Company and Earl Gallegos Management, LLC, the Company engaged Earl Gallegos Management, LLC for a one year period to provide project management services for one of the Company's TAS 2000 customers. Pursuant to this Consulting Agreement, the Company paid Mr. Gallegos' firm $1,100 per day plus expenses.



                             PLAN OF DISTRIBUTION

      The information which was added to the Prospectus pursuant to the December 14, 1998 Prospectus Supplement, which was contained under the caption "Plan of Distribution", is hereby deleted in its entirety.



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